

August 6, 2013

Via U.S. Mail and facsimile
John Ryan
Chief Financial Officer
Shoshone Silver/Gold Mining Company
254 W. Hanley Ave, Suite A
Coeur d'Alene, ID 83815

> **Re:** **Shoshone Silver/Gold Mining Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 4, 2013**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2012**
> **Filed February 19, 2013**
> **File No. 000-31184**

Dear Mr. Ryan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Consolidated Statement of Operations and Comprehensive Loss, page 31

1. We note that you recognize option fees and sale of silver concentrates as revenue during fiscal 2012 and 2011 respectively. We further note that you present cost of revenues and gross profit even though you have not established proven or probable reserves during these periods. Since you have not yet demonstrated the existence of proven and probable reserves, you continue be in the exploration stage and thus are an exploration stage company as defined by Industry Guide 7. We believe that your current presentation of sales of silver concentrates depicts your exploration stage operations as being in the production stage. In addition, presenting option fees as

revenue implies that you are in the business of leasing mineral properties. Please amend your Form 10-K to make the following revisions:

- Revise your consolidated statement of operations to report lease and option income as "Other income" and all income and costs related to your sales of silver concentrate as "Other Income, net" in the operating expense section.

- Include footnote disclosure to quantify and describe the items comprising "Other Income, net", along with a clear discussion of what is and is not included in the cost of sales component of this line item.

Item 9A Controls and Procedures, page 51

2.   We note your disclosures indicating that you performed an assessment of the effectiveness of your internal control over financial reporting as of September 30, 2012 and identified material weaknesses as a result of this process. Please address the following points:

- Given that you have identified material weaknesses, it appears that your internal control over financial reporting was not effective as of September 30, 2012. Please provide an explicit statement as to whether or not internal control over financial reporting was effective as of September 30, 2012 to comply with Item 308(a)(3) of Regulation S-K.

- Tell us how you concluded that your disclosure controls and procedures were effective despite the material weaknesses identified in your assessment of internal control over financial reporting or revise your disclosures accordingly.

Form 10-Q for the Fiscal Quarter Ended December 31, 2012

3.   We note you concluded that your disclosure controls and procedures were effective and that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2012. Please address the following points:

- Expand your disclosure to explain how you remediated the material weaknesses that existed at September 30, 2012 to comply with Item 308(c) of Regulation S-K, and;

- To the extent that the material weaknesses have not been remediated, tell us how your officers determined that your disclosure controls and procedures were effective as at December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining